Management’s Discussion and Analysis
For the three and nine months ended September 30, 2022
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of November 2, 2022. This discussion covers the three and nine months ended September 30, 2022 (“Q3 2022” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s 2021 Annual Information Form dated March 24, 2022 for the year ended December 31, 2021 and its Management Information Circular dated March 23, 2022 for the year ended December 31, 2021, both of which are filed on SEDAR and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Acquisition”) are included from April 7, 2021 onward. The operational and financial results of the Mercedes Mine (“Mercedes”) are included up to the date of disposition on April 21, 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. The Company has grown quickly from a single-asset developer to a multi-asset gold producer with seven operating gold mines and a mine in construction at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas. At the date of this MD&A, the Company has two properties in the United States, one property in Mexico, four in Brazil and one in Canada. The Company’s operating gold mines, all of which are 100% owned, are the Mesquite Mine (“Mesquite”) and the Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), the Fazenda Mine (“Fazenda”), the RDM Mine (“RDM”) and the Santa Luz Mine (“Santa Luz”) in Brazil. Santa Luz poured first gold on March 30, 2022 and commercial production was achieved at the end of Q3 2022. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction. In Q4 2021, the Company entered into an agreement to sell its Mercedes Mine in Mexico which was completed on April 21, 2022. Gold produced and capital spent at Mercedes before the transaction closed are attributable to Equinox Gold and reported as such in the Q3 2022 results and discussion.
Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022
Operational
•Produced 143,615 oz of gold during the Quarter; sold 143,032 oz of gold at an average realized gold price of $1,711 per oz
•Total cash costs of $1,400 per oz and AISC of $1,749 per oz(1)(2)
•There were no lost-time injuries during the Quarter; the Company’s total recordable injury frequency rate is 2.57 per million hours worked on a rolling 12-month basis
•Four-day suspension of operations at Los Filos as the result of a community blockade
Earnings
•Earnings from mine operations of $7.4 million
•Net loss of $30.1 million or $(0.10) per share
•Adjusted net loss(1) of $27.6 million or $(0.09) per share, after adjusting for certain non-cash expense items(3)
Financial
•Cash flow from operations before changes in non-cash working capital of $14.5 million ($54.2 million cash flow used in operations after changes in non-cash working capital)
•Adjusted EBITDA(1)(3) of $25.7 million
•Expenditures of $41.1 million in sustaining capital and $131.5 million in non-sustaining capital(1)
•Cash and cash equivalents (unrestricted) of $141.9 million at September 30, 2022
•Net debt(1) of $583.8 million at September 30, 2022
•On October 21, 2022, the Company drew down an additional $100 million on its revolving credit facility (“Revolving Facility”)

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 exclude Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

(3)Primary adjustments for the three months ended September 30, 2022 were $13.4 million loss on change in fair value of share purchase warrants and $10.6 million unrealized gain on gold contracts.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022 (CONTINUED)
Construction, development and exploration
•Continued commissioning at Santa Luz; achieved commercial production effective October 1, 2022
•Advanced Greenstone construction
◦More than 1.8 million work hours complete with no lost-time injuries as at the end of October 2022
◦On schedule to pour gold in the first half of 2024, 57% complete as at October 21, 2022
◦On budget, with 67% ($766 million) of total capital costs contracted and 41% ($501 million) of total construction budget spent at September 30, 2022 (100% basis)
◦Independent quantitative risk assessment confirmed the project remains within the schedule and budget as announced on October 27, 2021, based on detailed engineering and construction progress
◦Construction progress is discussed in the Development Projects section of this MD&A and documented in the Greenstone photo gallery on Equinox Gold’s website at www.equinoxgold.com
Corporate
•Increased the Company’s liquidity by amending its credit facilities
◦Increased the Revolving Facility from $400 million to $700 million
▪$73.3 million of outstanding principal balance under the term loan rolled into Revolving Facility, eliminating the need for principal payments through mid-2026
▪$99.8 million of Revolving Facility drawn in July 2022 and $100.0 million drawn in October 2022; $127.2 million of Revolving Facility undrawn as of the date of this MD&A
◦Added a $100 million uncommitted accordion feature
◦Extended the maturity from March 8, 2024 to July 28, 2026 with the ability to request a one-year extension
◦Decreased borrowing costs by reducing Revolving Facility interest rate by an average of 25 - 50 basis points
•On September 1, 2022, Greg Smith, President of Equinox Gold, succeeded Christian Milau as Chief Executive Officer and a Director of Equinox Gold

RECENT DEVELOPMENTS
•On October 19, 2022, the Company released an updated feasibility study for a potential expansion at Los Filos that contemplates continued development of the Bermejal underground deposit and construction of a 10,000 tonnes per day (“t/d”) carbon-in-leach (“CIL”) processing plant to operate concurrently with existing heap leach facilities
◦The feasibility study is discussed in more detail in the Development Projects section of this MD&A
◦The Technical Report is available for download on the Company’s website and under the Company’s profile on SEDAR and on EDGAR
•On October 24, 2022, the Company filed a preliminary base shelf prospectus with the securities commissions in each of the provinces and territories of Canada
◦The Company filed the preliminary base shelf prospectus to provide the Company with future financial flexibility, but has not entered into any agreements or arrangements to authorize or offer any securities
◦Once final or effective, the base shelf prospectus, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, will allow the Company to make offerings, including through “at-the-market” transactions, of up to $500,000,000 of common shares, debt securities, subscription receipts, share purchase contracts, units, warrants, or any combination thereof, from time to time over a 25-month period in both the United States and Canada
◦A copy of the preliminary base shelf prospectus can be found under the Company’s profile on SEDAR
•Based on production to date at Los Filos and Aurizona, both of which experienced operational challenges that are expected to affect Q4 2022 production, and the ongoing inflationary macro-economic environment, the Company expects gold production to be approximately 540,000 ounces for the year with costs to exceed the upper end of AISC guidance of $1,530 per oz by approximately 5%

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Gold produced	oz	143,615	120,813	139,758	381,880	391,678
Gold sold	oz	143,032	120,395	137,144	382,751	390,412
Average realized gold price	$/oz	1,711	1,856	1,780	1,804	1,790
Cash costs per oz sold(1)(2)	$/oz	1,400	1,482	1,109	1,373	1,113
AISC per oz sold(1)(2)(3)	$/oz	1,749	1,657	1,327	1,663	1,396
Financial data
Revenue	M$	245.1	224.6	245.1	692.9	701.1
Earnings from mine operations	M$	7.4	17.0	45.7	52.9	131.2
Net (loss) income	M$	(30.1)	(78.7)	(8.1)	(128.6)	445.9
(Loss) earnings per share	$/share	(0.10)	(0.26)	(0.03)	(0.42)	1.59
Adjusted EBITDA(1)	M$	25.7	24.1	62.9	94.1	177.2
Adjusted net (loss) income(1)	M$	(27.6)	(47.9)	3.9	(98.5)	(0.1)
Adjusted EPS(1)	$/share	(0.09)	(0.16)	0.01	(0.32)	0.00
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	141.9	159.7	300.3	141.9	300.3
Net debt(1)	M$	583.8	472.2	244.8	583.8	244.8
Operating cash flow before changes in non-cash working capital	M$	14.5	16.4	48.3	64.3	141.9
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net (loss) income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 exclude Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(3)AISC per oz sold excludes corporate general and administration expenses.
(4)Numbers in tables throughout this MD&A may not sum due to rounding.
The Company sold 4% more gold ounces in Q3 2022 compared to Q3 2021. The increase was mainly driven by increased production at Mesquite and the contribution of pre-commercial production ounces at Santa Luz, offset by decreased production at Los Filos, Aurizona, and RDM, and by no gold sales at Mercedes as the operation was sold on April 21, 2022. Higher gold production at Mesquite was mainly due to accessing the majority of ore from the Brownie open pit late in Q2 2022, allowing for full leaching during Q3 2022. Lower gold production at Los Filos was mainly due to 33% lower gold grades, primarily due to lower-grade mined from the Guadalupe open pit and slow development into higher-grade areas in the Bermejal underground. Lower gold production at Aurizona was due in part to processing stockpile ore with lower grades as high rainfall continued into July 2022 and impeded access to higher-grade ore from the Piaba open pit. Lower than expected equipment availability also impacted the remainder of Q3 2022. Aurizona’s mining contractor has supplemented its fleet in October 2022 to remedy this. Lower gold production at RDM is due to the decision to process low-grade stockpile material while the open pit is being dewatered.
The Company sold 2% fewer gold ounces for the nine months ended September 30, 2022 compared to the comparative period of 2021. The decrease was mainly due to lower production at Aurizona, which experienced a longer rainy season in 2022, and lower production at RDM, which was impacted by a temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled TSF raise, and a transition in Q3 2022 to processing low-grade stockpile material rather than mining in-situ ore. The decrease was partially offset by increased production at Mesquite, driven by earlier delivery of ounces to the leach pad as compared to 2021 due to mine sequencing, and the contribution of pre-commercial production ounces at Santa Luz.
In Q3 2022, earnings from mine operations were $7.4 million (Q3 2021 - $45.7 million) and for the nine months ended September 30, 2022 were $52.9 million (nine months ended September 30, 2021 - $131.2 million). Earnings from mine operations were lower in Q3 2022 compared to Q3 2021 due to lower realized gold price per ounce, higher operating costs, supply constraints, and inflationary pressures, particularly from increased prices of oil and other consumables.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Earnings from mine operations were lower for the nine months ended September 30, 2022 compared to the comparative period of 2021 primarily due to lower earnings from mine operations at Aurizona and Los Filos. Aurizona’s earnings from mine operations decreased by $45.4 million primarily due to selling 26% fewer ounces of gold. Los Filos’ earnings from mine operations decreased by $40.9 million primarily due to an increase in open pit and underground mining costs, reflecting more activity to produce a similar amount of gold as Los Filos moved 14 million more tonnes of waste to process 1,005 more recoverable ounces.
The Company incurred a net loss in Q3 2022 of $30.1 million (Q3 2021 - net loss of $8.1 million) and a net loss for the nine months ended September 30, 2022 of $128.6 million (nine months ended September 30, 2021 - net income of $445.9 million). The net losses were impacted by lower earnings from mine operations and losses of $13.4 million and $72.8 million on the change in fair value of share purchase warrants for the three and nine months ended September 30, 2022, respectively, compared to gains of $1.0 million and $58.3 million during the comparative periods in 2021. Results for the nine months ended September 30, 2021 were also impacted by a $186.1 million gain on reclassification of investment in Solaris Resources Inc. (“Solaris”), a $81.4 million gain on bargain purchase price of Premier, a $50.3 million gain on the sale of a partial interest in Solaris and a $45.4 million gain on the sale of the Pilar mine.
In Q3 2022, adjusted EBITDA was $25.7 million (Q3 2021 - $62.9 million) and for the nine months ended September 30, 2022 was $94.1 million (nine months ended September 30, 2021 - $177.2 million). In Q3 2022, adjusted net loss was $27.6 million (Q3 2021 - adjusted net income of $3.9 million) and for the nine months ended September 30, 2022 was a net loss of $98.5 million (nine months ended September 30, 2021 - adjusted net loss of $0.1 million). Adjusted EBITDA and adjusted net loss were impacted by lower earnings from mine operations compared to the comparative periods in 2021.
In October 2022, the Company released a feasibility study for Los Filos with an effective date of June 30, 2022, which considered continued development of the Bermejal underground deposit and the construction of a 10,000 t/d carbon-in-leach (“CIL”) processing plant which would extend the Los Filos mine life to 14.5 years. While the Feasibility Study supports an extended mine life, as the net present value of the feasibility study was less than the net asset carrying value of the Los Filos cash generating unit (“CGU”), Management concluded that the difference was an indicator of impairment as at September 30, 2022 and therefore performed an impairment assessment of the Los Filos CGU at September 30, 2022. The Company determined that the recoverable amount of the Los Filos CGU at September 30, 2022 was more than the carrying amount and that no impairment loss was required to be recognized.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)

Sustaining(1) and non-sustaining(1) capital expenditures
	Three months ended September 30, 2022		Nine months ended September 30, 2022
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
USA
Mesquite(2)	$15.6	$2.2	$23.7	$5.9
Castle Mountain	0.5	0.6	10.6	3.6
Mexico
Los Filos(3)	8.1	8.9	15.3	38.4
Mercedes	—	—	6.9	0.4
Brazil
Aurizona(3)	11.5	0.4	26.5	1.1
Fazenda(3)	2.1	0.2	8.4	0.5
RDM(3)	3.2	—	4.7	20.5
Santa Luz(2)	—	8.5	—	48.4
Canada
Greenstone(4)	—	110.7	—	237.6
Total sustaining and non-sustaining capital expenditures	$41.1	$131.5	$96.1	$356.4
(1)Sustaining capital and non-sustaining capital expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Non-sustaining capital for Mesquite for the three and nine months ended September 30, 2022 excludes $3.0 million and $9.1 million, respectively, for lease payments for haul trucks, which are considered a non-sustaining capital addition. Non-sustaining capital for Santa Luz for the three and nine months ended September 30, 2022 excludes $0.5 million and $1.5 million, respectively, for lease payments that are classified as non-sustaining until commercial production is achieved. Non-sustaining capital for Greenstone for the three and nine months ended September 30, 2022 excludes $2.3 million for lease payments that are classified as non-sustaining until commercial production is achieved.
(3)For the three months ended September 30, 2022, non-sustaining capital for Aurizona, Fazenda, RDM, Los Filos and Santa Luz excludes $1.8 million, $1.3 million, $0.1 million, $0.1 million, and $2.6 million, respectively, of exploration costs expensed. For the nine months ended September 30, 2022, non-sustaining capital for Aurizona, Fazenda, RDM, Los Filos and Santa Luz excludes $2.7 million, $2.1 million, $2.1 million, $0.3 million, and $5.3 million, respectively, of exploration costs expensed.
(4)Capital expenditures at Greenstone represent the Company’s 60% ownership of the project.

2022 GUIDANCE
On August 3, 2022, the Company updated its 2022 production and cost guidance to reflect the disruptions to mining and operations experienced at RDM during the first half of the year, a longer-than-expected ramp-up at Santa Luz that delayed commercial production and further inflation of approximately 6% on a consolidated basis.
Based on production to date at Los Filos and Aurizona, both of which experienced operational challenges that are expected to affect Q4 2022 production, and the ongoing inflationary macro-economic environment, the Company expects gold production to be approximately 540,000 ounces for the year with costs to exceed the upper end of AISC guidance of $1,530 per oz by approximately 5%.
Please refer to the Operations section of this MD&A for a discussion of mine-by-mine year-to-date results and outlooks.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1986 and was acquired by Equinox Gold in Q4 2018. In July 2022, Mesquite poured its 5 millionth ounce of gold.
Operating and financial results for the three and nine months ended September 30, 2022

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Ore mined and stacked on leach pad	kt	2,691	6,134	3,835	10,882	6,564
Waste mined	kt	12,123	6,827	10,807	33,002	38,183
Open pit strip ratio	w:o	4.51	1.11	2.82	3.03	5.82
Average gold grade stacked to leach pad	g/t	0.47	0.48	0.45	0.44	0.42
Gold produced	oz	44,953	34,515	23,264	96,518	70,597
Gold sold	oz	44,711	34,515	22,333	96,276	69,912
Financial data
Revenue	M$	76.7	63.7	40.1	172.1	126.2
Cash costs(1)	M$	41.2	34.0	22.1	93.1	69.0
Sustaining capital(1)	M$	15.6	6.8	8.7	23.7	43.1
Reclamation expenses	M$	1.0	0.6	0.6	2.0	1.5
Total AISC(1)	M$	57.8	41.4	31.4	118.8	113.6
AISC contribution margin(1)	M$	18.9	22.2	8.7	53.4	12.7
Non-sustaining expenditures(1)	M$	5.3	5.1	5.1	15.0	13.2
Mine free cash flow(1)	M$	13.6	17.1	3.6	38.4	(0.5)
Unit analysis
Realized gold price per oz sold	$/oz	1,714	1,845	1,793	1,786	1,806
Cash costs per oz sold(1)	$/oz	921	986	988	967	987
AISC per oz sold(1)	$/oz	1,292	1,202	1,402	1,233	1,625
Mining cost per tonne mined	$/t	1.54	1.78	1.53	1.55	1.45
Processing cost per tonne processed	$/t	4.47	1.96	2.86	2.94	4.59
G&A cost per tonne processed	$/t	1.11	0.65	0.96	0.99	1.70
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2022 Analysis
Production
During Q3 2022, Mesquite produced 44,953 ounces of gold (Q3 2021 - 23,264 ounces) at an AISC of $1,292 per oz (Q3 2021 - $1,402 per oz). The Company sold 44,711 ounces of gold (Q3 2021 - 22,333 ounces) at an average realized price of $1,714 per oz (Q3 2021 - $1,793 per oz), recognizing revenue of $76.7 million (Q3 2021 - $40.1 million) for the Quarter.
During Q3 2022, the Company finished mining phase 2 of the Brownie ore body, began stripping phase 3 of Brownie and continued Vista East 3 stripping. Ounces poured during the Quarter reflect the higher amount of ounces placed late in Q2 2022, whereas in 2021 most of the ounces placed occurred in Q4 2021.
For the three months ended Q3 2022, mining costs were in line with Q3 2021 as increased diesel prices were offset by the higher strip ratio, with waste hauls being less energy intensive than ore hauls. Process unit costs were higher in Q3 2022 reflecting both higher cyanide prices and less new ore being processed compared to Q3 2021. For the nine months ended September 30, 2022 compared to the comparative period in 2021, mining unit costs were higher reflecting the higher diesel prices in 2022, while processing unit costs were lower reflecting the earlier timing of ore tonnes to leach pad in 2022.
AISC per oz sold decreased for the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 principally due to an increase in ounces placed and sold.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Exploration and development
Exploration drilling during the Quarter totalled 8,247 metres (“m”) of reverse circulation (“RC”) drilling, including 5,657 m of infill and step-out drilling at the Brownie West target and 2,590 m of step-out drilling at the Rainbow deposit.
Sustaining capital for the three and nine months ended September 30, 2022 was $15.6 million and $23.7 million, respectively, primarily related to stripping of the Vista East pit and phase 3 of the Brownie pit. Sustaining capital in 2021 related primarily to stripping of phases 1 and 2 of the Brownie pit. Non-sustaining expenditures for the three and nine months ended September 30, 2022 were $5.3 million and $15.0 million, respectively. Expenditures in the first half of 2022 primarily related to lease payments for new haul trucks and exploration drilling at Vista East and Vista West, and in Q3 2022 related to exploration drilling at Brownie West, all of which are expected to add to future production.
Outlook
Mesquite is expected to achieve the lower end of production guidance of 120,000 to 130,000 ounces of gold and the middle range of AISC guidance of $1,270 to $1,310 per oz. The Company has completed mining Phase 2 of the Brownie open pit and will commence a waste stripping campaign for the next phase of mining in the Brownie and Vista East open pits during Q4 2022. Limited new ore is expected to be stacked during Q4 2022 and ounces produced during Q4 2022 are expected to decrease from prior quarters.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three and nine months ended September 30, 2022

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Ore mined and stacked to leach pad	kt	1,368	818	1,331	3,581	3,723
Waste mined	kt	298	467	143	926	740
Open pit strip ratio	w:o	0.22	0.57	0.11	0.26	0.20
Average gold grade stacked to leach pad	g/t	0.33	0.32	0.30	0.32	0.38
Gold produced	oz	5,093	6,779	7,873	17,104	16,913
Gold sold	oz	5,093	6,779	7,378	17,116	16,724
Financial data
Revenue	M$	8.8	12.5	13.1	31.2	30.0
Cash costs(1)	M$	6.6	7.6	6.1	20.0	14.5
Sustaining capital(1)	M$	0.5	3.6	1.8	10.6	5.3
Reclamation expenses	M$	0.0	0.0	0.0	0.1	0.1
Total AISC(1)	M$	7.1	11.2	7.9	30.7	19.9
AISC contribution margin(1)	M$	1.6	1.3	5.2	0.5	10.1
Non-sustaining expenditures(1)	M$	0.6	0.9	0.8	3.6	5.8
Mine free cash flow(1)	M$	1.0	0.4	4.4	(3.1)	4.3
Unit analysis
Realized gold price per oz sold	$/oz	1,726	1,846	1,778	1,821	1,792
Cash costs per oz sold(1)	$/oz	1,304	1,125	822	1,169	865
AISC per oz sold(1)	$/oz	1,410	1,665	1,067	1,795	1,188
Mining cost per tonne mined	$/t	3.57	3.76	3.24	3.58	3.10
Processing cost per tonne processed	$/t	4.59	5.58	1.99	4.03	1.70
G&A cost per tonne processed	$/t	1.66	3.20	1.35	1.88	1.15
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2022 Analysis
Production
During Q3 2022, Castle Mountain produced 5,093 ounces of gold (Q3 2021 - 7,873 ounces) at an AISC of $1,410 per oz (Q3 2021 - $1,067 per oz). The Company sold 5,093 ounces of gold (Q3 2021 - 7,378 ounces) at an average realized price of $1,726 per oz (Q3 2021 - $1,778 per oz), recognizing revenue of $8.8 million (Q3 2021 - $13.1 million) for the Quarter.
The decrease in production for Q3 2022 compared to Q3 2021 reflects lower tonnes stacked in Q2 2022 and a lag in ounces recovered in Q3 2022 during implementation of crushing and agglomeration and the addition of an expanded leach pad area. The crushing and agglomeration results in improved percolation but the circuit does not have sufficient capacity to handle all ore going to the leach pad. The introduction of new cells of crushed material is expected to take several months before the majority of the flows are from crushed and agglomerated ore.
Production for the nine months ended September 30, 2022 is slightly up from the comparative period in 2021. In Q3 2022, an additional crusher was added to the circuit to increase ore volumes being crushed and agglomerated. Mining unit costs increased for the three and nine months ended September 30, 2022 compared to the relevant periods in 2021 due to higher diesel prices in 2022. Process unit costs increased in the three and nine months ended September 30, 2022 compared to the comparative periods in 2021, reflecting the additional costs for crush and agglomeration. AISC per oz sold increased in Q3 2022 compared to Q3 2021 primarily due to lower ounces of gold sold. AISC per oz sold increased in the nine months ended September 30, 2022 compared to the comparative period in 2021 primarily due the cost of constructing leach pad 1B, which is expected to accommodate the remainder of ore from Phase 1 operations.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Exploration and development
No exploration drilling occurred at Castle Mountain during the Quarter. Exploration expenditures at Castle Mountain during the Quarter totalled $0.1 million.
Sustaining capital expenditures for the three and nine months ended September 30, 2022 were $0.5 million and $10.6 million, respectively, primarily related to completion of the leach pad expansion. Non-sustaining capital expenditures for the three and nine months ended September 30, 2022 were $0.6 million and $3.6 million, respectively, primarily related to Phase 2 permitting and optimization.
Outlook
Management expects Castle Mountain full-year production to be under the lower range of guidance of 25,000 to 35,000 ounces of gold. Full-year costs are expected to be higher than the 2022 AISC guidance range of $1,550 to $1,620 per oz. Crushing and agglomeration has addressed percolation issues for new ore being stacked on the leach pad, but additional crushing capacity is required to enable all ore to be processed prior to stacking.
The leach pad expansion that was completed and commenced operation in Q3 2022 is expected to provide sufficient additional capacity for all ore to be placed during Phase 1 operations.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise three open pits (Los Filos, Bermejal and Guadalupe), and two underground mines (Los Filos and Bermejal). Ore from the various deposits is currently processed by heap leaching.
Operating and financial results for the three and nine months ended September 30, 2022

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Ore mined - open pit	kt	1,606	1,342	1,754	4,334	3,667
Waste mined - open pit	kt	13,445	13,832	7,871	41,278	26,991
Open pit strip ratio	w:o	8.37	10.31	4.49	9.52	7.36
Average open pit gold grade	g/t	0.57	0.85	0.85	0.69	0.65
Ore mined - underground	kt	138	141	107	426	357
Average underground gold grade	g/t	3.05	2.95	3.11	3.03	3.28
Tonnes processed	kt	1,773	1,536	1,948	4,836	5,067
Ore re-handled for secondary leaching	kt	—	—	—	—	2,312
Gold produced	oz	23,121	31,743	32,837	93,720	89,363
Gold sold	oz	22,677	31,734	32,112	92,882	88,666
Financial data
Revenue	M$	38.8	59.4	57.1	169.7	158.5
Cash costs(1)	M$	70.4	64.8	48.8	198.4	154.2
Sustaining capital(1)	M$	8.1	2.4	3.1	15.3	16.2
Reclamation expenses	M$	0.8	0.7	1.0	2.1	2.6
Total AISC(1)	M$	79.3	67.9	52.9	215.8	173.0
AISC contribution margin(1)	M$	(40.5)	(8.5)	4.2	(46.1)	(14.6)
Care and maintenance	M$	—	—	4.8	—	12.6
Non-sustaining expenditures(1)	M$	9.0	16.3	18.9	38.6	49.4
Mine free cash flow(1)	M$	(49.5)	(24.8)	(19.5)	(84.7)	(76.6)
Unit analysis
Realized gold price per oz sold	$/oz	1,706	1,850	1,769	1,819	1,780
Cash costs per oz sold(1)	$/oz	3,105	2,043	1,520	2,136	1,740
AISC per oz sold(1)	$/oz	3,499	2,141	1,647	2,324	1,952
Mining cost per tonne mined - open pit	$/t	1.72	1.78	1.52	1.67	1.42
Mining cost per tonne mined - underground	$/t	119.94	112.97	84.79	109.38	88.85
Processing cost per tonne processed	$/t	11.80	11.57	8.86	11.99	7.50
G&A cost per tonne processed	$/t	4.19	4.50	2.20	4.69	2.10
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2022 Analysis
Production
During Q3 2022, Los Filos produced 23,121 ounces of gold (Q3 2021 - 32,837 ounces) at an AISC of $3,499 per oz (Q3 2021 - $1,647 per oz). The Company sold 22,677 ounces of gold (Q3 2021 - 32,112 ounces) at an average realized price of $1,706 per oz (Q3 2021 - $1,769 per oz), recognizing revenue of $38.8 million (Q3 2021 - $57.1 million) for the Quarter.
Production decreased for the three months ended September 30, 2022, impacted by a four day blockade at the beginning of September 2022, but increased for the nine months ended September 30, 2022, reflecting improved operating stability compared to 2021. In addition, delivery of ounces to the leach pad in 2021 was back-weighted to Q3 2021 whereas delivery of ounces to the leach pad through the first nine months of 2022 has been more evenly distributed.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
In Q3 2022, the Los Filos open pit strip program continued with 8.0 million tonnes moved, while the Guadalupe open pit was the main source of ounces placed with a strip ratio of 7.7:1. Development work continues for the Bermejal underground mine to access higher-grade ore. Unit costs for open pit mining have increased for both the three and nine months ending September 2022 compared to relevant periods in 2021, due primarily to increased diesel costs. The unit cost for underground mining in 2022 has risen compared to prior periods as Bermejal development has become the major underground focus. Underground mining unit costs at Bermejal are higher than Los Filos underground development due to the nature of the ground conditions and lower productivity due to fewer working areas. Processing unit costs for the three and nine months ended September 30, 2022 increased compared to the comparative periods of 2021 primarily due to a lower volume of ore processed, including no ore-rehandling in 2022. AISC per oz sold for the three months ended September 30, 2022 was higher than the comparative period for 2021, reflecting a higher average strip ratio, lower than expected ore grade from the Guadalupe pit, and the impact of inflationary pressures on consumables, all of which contributed to a $26.7 million write-down of inventories to net realizable value (“NRV”) in Q3 2022. AISC per oz sold for the nine months ended September 30, 2022 was higher than the comparative period for 2021, reflecting a higher average strip ratio and the impact of inflation on the cost of consumables.
Exploration and development
Exploration expenditures at Los Filos during the Quarter totalled $0.7 million and included 1,920 m of infill and step-out drilling at the Guadalupe and Bermejal open pits, and 943 m of step-out core drilling within the Los Filos underground.
Sustaining capital expenditures for the three and nine months ended September 30, 2022 were $8.1 million and $15.3 million, respectively, primarily related to Guadalupe capitalized stripping and Los Filos underground development. Non-sustaining capital expenditures for the three and nine months ended September 30, 2022 were $9.0 million and $38.6 million, respectively, primarily related to capitalized stripping in the Los Filos open pit, Bermejal underground development costs and equipment rebuilds to increase mining capacity.
Outlook
Much of Los Filos 2022 production guidance was weighted into the second half of the year. With continued delays in Bermejal underground mine development slowing access to higher-grade ore zones, and production inefficiencies slowing access to higher-grade ore zones in the Guadalupe open pit, Los Filos is expected to produce less than the lower end of 2022 production guidance of 155,000 to 170,000 ounces of gold. Costs at Los Filos are expected to exceed the AISC guidance range of $1,800 to $1,840 per oz. The mine also experienced a disruption of operations due to a four-day blockade at the start of September that affected both development work and production during Q3 2022.

On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion at Los Filos. Results of the feasibility study are discussed in the Development Projects section of this MD&A.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting and a feasibility study related to an expansion that is expected extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and nine months ended September 30, 2022

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Ore mined	kt	940	621	1,047	1,992	2,150
Waste mined	kt	5,650	3,084	5,077	13,555	12,715
Open pit strip ratio	w:o	6.01	4.96	4.85	6.81	5.91
Tonnes processed	kt	827	764	832	2,397	2,461
Average gold grade processed	g/t	1.10	0.87	1.42	0.97	1.29
Recovery	%	91.3	92.9	91.2	91.5	90.8
Gold produced	oz	25,709	19,914	34,583	68,558	93,703
Gold sold	oz	25,507	19,896	33,200	69,037	93,241
Financial data
Revenue	M$	43.9	37.3	59.4	125.7	167.5
Cash costs(1)	M$	25.9	32.2	26.8	81.7	74.9
Sustaining capital(1)	M$	11.5	—	4.7	26.5	14.4
Reclamation expenses	M$	0.3	0.2	0.3	0.8	0.9
Total AISC(1)	M$	37.7	32.4	31.8	109.0	90.2
AISC contribution margin(1)	M$	6.2	5.0	27.6	16.6	77.3
Non-sustaining expenditures(1)	M$	2.1	1.2	3.0	3.9	4.0
Mine free cash flow(1)	M$	4.1	3.8	24.6	12.7	73.3
Unit analysis
Realized gold price per oz sold	$/oz	1,719	1,876	1,790	1,819	1,796
Cash costs per oz sold(1)	$/oz	1,015	1,618	806	1,184	803
AISC per oz sold(1)	$/oz	1,476	1,627	957	1,579	967
Mining cost per tonne mined	$/t	2.41	3.04	1.91	2.57	2.12
Processing cost per tonne processed	$/t	11.37	12.72	12.04	12.25	9.83
G&A cost per tonne processed	$/t	3.64	4.62	4.90	4.32	4.14
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2022 Analysis
Production
During Q3 2022, Aurizona produced 25,709 ounces of gold (Q3 2021 - 34,583 ounces) at an AISC of $1,476 per oz (Q3 2021 - $957 per oz). The Company sold 25,507 ounces of gold (Q3 2021 - 33,200 ounces) at an average realized price of $1,719 per oz (Q3 2021 - $1,790 per oz), recognizing revenue of $43.9 million (Q3 2021 - $59.4 million) for the Quarter.
Production was lower and AISC per oz sold was higher in the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 due to an abnormally long rainy season in 2022. Aurizona had approximately 2,660 millimetres of rainfall in the nine months ended September 30, 2022, which limited access to higher-grade ore in lower benches of the main pit and increased reliance on lower-grade stockpiles for processing. Mining unit costs were higher in the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 due to higher diesel prices. Processing unit costs were higher for the nine months ended September 30, 2022 compared to the same period in the prior year due to higher power costs, cyanide and grinding media price increases, and increased maintenance costs.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Exploration and development
Exploration drilling activities at Aurizona during the Quarter included 4,907 m of core drilling and 8,792 m of RC drilling focused on both near-mine and regional targets. Near-mine drilling focused on exploratory drilling along the Piaba Trend and included 1,412 m of core drilling and 3,843 m of RC drilling. Regional drilling included 2,109 m of core drilling and 1,865 m of RC drilling in the Touro target area, 1,084 m of RC drilling at the Atlas target, and 1,386 m of core drilling at the Delta target. Exploration expenditures at Aurizona during the Quarter totalled $1.8 million.
Sustaining capital expenditures for the three and nine months ended September 30, 2022 were $11.5 million and $26.5 million, respectively, primarily related to capitalized stripping, TSF construction and installation of a pebble crusher. Non-sustaining capital expenditures for the three months and nine months ended September 30, 2022 were $2.1 million and $3.9 million, respectively, primarily related to costs for the underground feasibility study and land acquisitions.
Outlook
Aurizona production through the nine months ended September 30, 2022 was negatively affected by anomalous rain events and waste stripping productivity challenges, both of which limited access to the higher-grade zones at the base of the Piaba pit and increased reliance on lower-grade stockpiles. Mining at Aurizona is more heavily weighted to the latter half of the year once the rainy season abates. In 2022, the rainy period extended two months longer than normal and hindered the ramp up to increased open pit mining rates and access to mining in higher-grade zones. In addition, during October 2022 local protests associated with a change in the access road to the Aurizona village intermittently disrupted operations over the course of seven days. The cumulative impact of these challenges is expected to result in Q4 2022 production being less than plan and 2022 annual production is expected be less than the lower end of the guidance range of 120,000 to 130,000 ounces of gold. Costs for 2022 are expected to decrease from the AISC of $1,579 per oz for the nine months ended September 30, 2022, but are anticipated to remain higher than the 2022 AISC guidance range of $1,370 to $1,410 per oz.
Construction of the new Vene 2 tailings storage facility started in September 2022 and is scheduled for completion in February 2023. The underground feasibility study expansion continued with multiple portal locations being considered based on an updated Mineral Resource model that includes drilling results from 2021. A Mineral Reserve model update is currently underway and will include geotechnical updates along with internal and external mining cost inputs. Permits have been received for three exploration decline locations within the Piaba Main pit, with the west end portal location available for development in fresh rock by Q4 2023. The feasibility study is scheduled for completion in Q2 2023.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with some small open pits.
Operating and financial results for the three and nine months ended September 30, 2022

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Ore mined - open pit	kt	145	73	70	368	100
Waste mined - open pit	kt	712	766	788	2,207	997
Open pit strip ratio	w:o	4.90	10.48	11.33	6.00	10.01
Average open pit gold grade	g/t	1.46	1.56	1.26	1.50	1.26
Ore mined - underground	kt	290	260	286	768	894
Average underground gold grade	g/t	1.42	1.21	1.56	1.36	1.57
Ore mined - total	kt	436	333	356	1,136	994
Tonnes processed	kt	375	344	348	1,043	1,016
Average gold grade processed	g/t	1.56	1.35	1.54	1.49	1.55
Recovery	%	91.3	90.3	89.7	91.1	90.4
Gold produced	oz	17,234	13,362	15,598	45,337	45,902
Gold sold	oz	17,057	13,332	15,727	45,367	45,990
Financial data
Revenue	M$	29.0	24.8	28.0	81.6	82.3
Cash costs(1)	M$	18.1	17.3	13.9	49.5	39.0
Sustaining capital(1)	M$	2.1	3.1	3.1	8.4	9.8
Reclamation expenses	M$	0.3	0.5	0.3	1.5	0.8
Total AISC(1)	M$	20.5	20.9	17.3	59.4	49.6
AISC contribution margin(1)	M$	8.4	3.8	10.7	22.3	32.8
Non-sustaining expenditures(1)	M$	1.6	0.6	1.3	2.6	4.7
Mine free cash flow(1)	M$	6.8	3.2	9.4	19.7	28.1
Unit analysis
Realized gold price per oz sold	$/oz	1,695	1,854	1,777	1,797	1,790
Cash costs per oz sold(1)	$/oz	1,062	1,300	884	1,091	847
AISC per oz sold(1)	$/oz	1,207	1,572	1,098	1,308	1,078
Mining cost per tonne mined - open pit	$/t	2.28	1.83	1.42	2.02	1.53
Mining cost per tonne mined - underground	$/t	25.70	28.30	21.86	26.35	19.81
Processing cost per tonne processed	$/t	12.32	15.31	11.44	13.81	11.22
G&A cost per tonne processed	$/t	4.97	4.99	5.19	5.06	4.89
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2022 Analysis
Production
During Q3 2022, Fazenda produced 17,234 ounces of gold (Q3 2021 - 15,598 ounces) at an AISC of $1,207 per oz (Q3 2021 - $1,098 per oz). The Company sold 17,057 ounces of gold (Q3 2021 - 15,727 ounces) at an average realized price of $1,695 per oz (Q3 2021 - $1,777 per oz), recognizing revenue of $29.0 million (Q3 2021 - $28.0 million) for the Quarter.
Production increased in Q3 2022 compared with Q3 2021 due to higher grades and volumes from the open pit offsetting lower volumes and grades from underground ore sources. Production for the nine months to September 30, 2022 was in line with production for the comparative period in 2021, with higher processing throughput offsetting slightly lower grades as the result of more ore from open pit sources.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Open pit mining unit costs were higher for the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 as input prices continued to increase and the amount of ore hauled increased which has a higher cost than the cost of hauling waste. Underground mining unit costs were higher for the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 as input prices continued to increase, maintenance and service costs were higher, and underground tonnes mined were lower. Processing unit costs were higher for the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 as prices for cyanide, grinding media, and other reagents increased year over year. AISC per oz sold was higher in Q3 2022 compared to Q3 2021, largely reflecting a higher cost to haul ore compared to waste due to longer haul distances, and the impact of higher input prices.
Exploration and development
During Q3 2022, the Company drilled 14,014 m of core focused on Mineral Reserve replacement in the immediate underground mine area, bringing the total to 40,992 m for the year to date. The 2022 surface exploration program continued and included 10,713 m of RC drilling focused on both western and eastern extents of the mineralized trend, as well as potential extensions of historical open pits within the main mine complex. Exploration expenditures at Fazenda during the Quarter totalled $1.9 million.
Sustaining capital expenditures for the three and nine months ended September 30, 2022 were $2.1 million and $8.4 million, respectively, primarily related to underground development. Non-sustaining capital expenditures for the three months and nine months ended September 30, 2022 were $1.6 million and $2.6 million, respectively, primarily related to underground development.
Outlook
Fazenda remains on plan and is expected to achieve the upper end of 2022 production guidance of 60,000 to 65,000 ounces of gold and the lower end of AISC cost guidance of $1,250 to $1,290 per oz.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and nine months ended September 30, 2022

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Ore mined	kt	14	115	682	240	1,422
Waste mined	kt	229	3,165	6,082	8,512	19,008
Open pit strip ratio	w:o	16.65	27.47	8.92	35.50	13.37
Ore rehandled	kt	800	227	—	1,526	—
Tonnes processed	kt	731	346	755	1,644	2,122
Average gold grade processed	g/t	0.52	0.51	0.69	0.50	0.77
Recovery	%	86.5	86.8	86.2	86.8	86.5
Gold produced(1,2)	oz	10,321	6,586	15,880	24,068	45,467
Gold sold	oz	10,231	6,825	16,140	24,217	45,650
Financial data
Revenue	M$	17.5	12.8	28.7	43.8	81.8
Cash costs(2)	M$	13.1	12.0	24.5	36.9	53.6
Sustaining capital(2)	M$	3.2	0.5	3.3	4.7	6.5
Reclamation expenses	M$	0.2	0.1	0.2	0.5	0.6
Total AISC(1)	M$	16.5	12.6	28.0	42.1	60.7
AISC contribution margin(2)	M$	1.0	0.2	0.7	1.6	21.1
Care and maintenance	M$	2.3	4.3	—	6.9	—
Non-sustaining expenditures(2)	M$	0.1	8.8	2.5	22.7	17.2
Mine free cash flow(2)	M$	(1.4)	(12.9)	(1.8)	(28.0)	3.9
Unit analysis
Realized gold price per oz sold	$/oz	1,707	1,869	1,780	1,800	1,791
Cash costs per oz sold(2)	$/oz	1,285	1,764	1,518	1,525	1,174
AISC per oz sold(2)	$/oz	1,617	1,849	1,733	1,743	1,328
Mining cost per tonne mined	$/t	2.51	3.22	2.18	2.80	1.90
Processing cost per tonne processed	$/t	10.63	20.20	10.05	13.88	9.84
G&A cost per tonne processed	$/t	2.14	4.97	2.46	3.24	2.53
(1)Gold production for Q2 and Q3 2022 was impacted by a temporary suspension of mining and plant operations in mid-May through early July due to a delay in receiving permits for the scheduled tailings storage facility (“TSF”) raise.
(2)Gold production for Q1 2022 was impacted by new Brazilian Federal legislation enacted on February 16, 2022, changing minimum freeboard guidelines for all TSFs, resulting in disruptions to operations. Freeboard is the height from the crest of the TSF embankment to the surface of tailings and water in the TSF.
(3)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q3 2022 Analysis
Production
During Q3 2022, RDM produced 10,321 ounces of gold (Q3 2021 - 15,880 ounces) at an AISC of $1,617 per oz (Q3 2021 - $1,733 per oz). The Company sold 10,231 ounces of gold (Q3 2021 - 16,140 ounces) at an average realized price of $1,707 per oz (Q3 2021 - $1,780 per oz), recognizing revenue of $17.5 million (Q3 2021 - $28.7 million) for the Quarter.
Production was lower in the three and nine months ended September 30, 2022 compared to the relevant periods in 2021 as RDM switched to processing low-grade stockpiles and owner mining rather than continuing a multi-year waste stripping program with a contract miner. Additionally, in the first half of 2022, RDM pumped water from the TSF to the open pit in early March to comply with new regulatory requirements for water storage in the TSF, which affected access to higher-grade ore in the pit in Q1 2022, and then in mid-May, mining and plant operations were suspended until mid-July as the result of a delay in the receipt of permits for a scheduled TSF raise.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Mining unit costs were higher for the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 due mainly to the change in mining volumes and composition. In Q3 2022, 1.0 million tonnes were mined that was mainly rehandled ore, compared to 6.8 million tonnes in Q3 2021 that was mainly in-situ waste. Processing unit costs were higher for the three and nine months ended September 30, 2022 compared to the comparative periods in 2021 as prices for cyanide, grinding media, and other reagents increased year over year. Additionally, in Q1 and Q2 2022, there were additional processing costs incurred managing pumping and evaporation of water at site.
AISC per oz sold for Q3 2022 was lower than Q3 2021 as the low-grade stockpile processing in Q3 2022 required minimal waste movement compared to the prior period’s multi-year waste stripping campaign. AISC per oz sold for the nine months ended September 30, 2022 were higher than the comparative period in 2021 due to operational interruptions in the first half of the year.
Exploration and development
No exploration drilling occurred at RDM during the Quarter. Exploration expenditures at RDM during the Quarter totalled $0.1 million.
Sustaining capital expenditures for the three and nine months ended September 30, 2022 were $3.2 million and $4.7 million, respectively, primarily related to the purchase of equipment and machinery to assist with TSF water level management, as well as TSF maintenance. Non-sustaining capital expenditures for the nine months ended September 30, 2022 were $22.7 million, primarily related to capitalized waste stripping.
Outlook
RDM remains on plan and is on track to exceed the upper end of 2022 production guidance of 25,000 to 30,000 ounces of gold. Costs in Q4 2022 are expected to remain on track with year-to-date costs of $1,743 per oz and beat the 2022 AISC guidance range of $2,000 to $2,060 per oz.
Current operations are processing low-grade stockpile material while water in the open pit is being pumped out. The open pit is expected to be available for mining in Q4 2022 and current mine planning anticipates a resumption of mining of in-situ ore in early 2023. Completion of construction of the current TSF raise is anticipated by November 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Santa Luz Project, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022. The Santa Luz mill is operating at approximately 85% of design capacity of 7,400 t/d, with recoveries in Q3 2022 above 70% and ranging up to 85%. When operating at capacity, the mine is expected to produce on average 100,000 ounces of gold per year, with additional upside expected from nearby exploration targets and existing underground Mineral Resources.

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2022	June 30, 2022	March 31, 2022	September 30, 2022
Ore mined	kt	731	178	—	909
Waste mined	kt	5,349	5,493	1,592	12,434
Open pit strip ratio	w:o	7.32	30.90	—	13.68
Tonnes processed	kt	533	283	68	883
Average gold grade processed	g/t	1.41	1.12	1.08	1.29
Recovery	%	71.2	68.6	79.2	71.0
Gold produced	oz	17,184	5,551	210	22,945
Gold sold	oz	17,756	4,978	210	22,945
Financial data
Revenue	M$	30.4	9.1	0.4	40.0
Cash costs(1)(2)	M$	22.3	6.6	0.4	29.3
Sustaining capital(1)	M$	—	—	—	—
Reclamation expenses	M$	0.1	0.2	—	0.2
Total AISC(1)	M$	22.4	6.8	0.4	29.5
AISC contribution margin(1)	M$	8.1	2.4	—	10.4
Care and maintenance	M$	0.6	—	—	0.6
Non-sustaining expenditures(1)	M$	11.6	22.3	21.2	55.2
Mine free cash flow(1)	M$	(4.1)	(19.9)	(21.2)	(45.4)
Unit analysis
Realized gold price per oz sold	$/oz	1,712	1,828	1,916	1,739
Cash costs per oz sold(1)	$/oz	1,254	1,321	2,143	1,277
AISC per oz sold(1)	$/oz	1,259	1,353	2,143	1,287
Mining cost per tonne mined	$/t	1.37	0.68	—	0.91
Processing cost per tonne processed	$/t	24.56	15.79	5.76	20.31
G&A cost per tonne processed	$/t	2.06	3.32	2.83	2.52
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Cash costs are inclusive of fair value adjustments on acquired stockpile inventories of $2.4 million and $5.8 million for the three and nine months ended September 30, 2022, respectively.
(3)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results as the mine did not achieve commercial production until the end of Q3 2022.
Q3 2022 Analysis
Production
During Q3 2022, Santa Luz produced 17,184 ounces of gold (Q2 2022 - 5,551 ounces) at an AISC of $1,259 per oz (Q2 2022 - $1,353 per oz). The Company sold 17,756 ounces of gold (Q2 2022 - 4,978 ounces) at an average realized price of $1,712 per oz (Q2 2022 - $1,828 per oz), recognizing revenue of $30.4 million (Q2 2022 - $9.1 million) for the Quarter.
Production for the three months ended September 30, 2022 was below expectations, reflecting the slower than anticipated ramp up. Volumes processed, grade processed and recoveries are currently at lower levels than expected for the first year of operations. Waste and ore movement, however, is ahead of plan.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022
Exploration and development
Exploration activities at Santa Luz during Q3 2022 included 1,334 m of core and 9,558 m of RC drilling at 6 regional targets, as well as the completion of a 13,700 line-km airborne magnetic and radiometric geophysical survey. Exploration expenditures during the Quarter totalled $2.6 million.
Outlook
Cost guidance at Santa Luz, the Company’s newly restarted mine, is based on Q4 2022 only, which is the period after commercial production was achieved. The mine is continuing to optimize the resin-in-leach processing method for gold production from ores containing organic carbon. Annual production for 2022, which includes the pre-commercial production period, is expected to be less than the lower end of guidance of 45,000 to 55,000 ounces of gold. AISC during Q4 2022 is expected to be higher than the guidance range of $1,120 to $1,190 per oz. Lower than expected recoveries leading to lower production has had the largest impact on the higher than expected cost per ounce.
Expansion of the water storage facility is anticipated by year-end 2022 and is expected to provide an additional 1 million cubic meters of water storage capacity.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021 with the Premier Acquisition, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25). Construction will be funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%. The initial capital estimate has been updated from the 2020 feasibility study estimate to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and an increased contingency including a provision for future inflation and potential COVID-19 related costs.
Q3 2022 Update and Outlook
Major construction activities got underway in Q4 2021 on the TSF, the Goldfield Creek diversion, the new portion of Highway 11 and plant site earthworks. Concrete foundation work for the permanent effluent water treatment plant, truck shop, sewage treatment plant, power plant and process plant buildings advanced in Q1 2022.
In Q2 2022, steel erection commenced on the west end of the mill building, power plant, truck shop and effluent treatment plant. Earthworks for the TSF, Goldfield Creek diversion and the new portion of Highway 11 continued to advance. By the end of Q2 2022, the plant site fuel station and reagent storage building were commissioned and piping and mechanical work were underway in the permanent effluent water treatment plant. Installation of the administration building was substantially complete and assembly of the first four mining haul trucks had commenced.
During Q3 2022, concrete and steel erection continued on the west end of the mill building, primary and secondary crushing, high-pressure grinding rolls (HPGR), crushed ore storage and reclaim, power plant, site mixed emulsion (SME) plant and truck shop. Leach tank erection progressed, with six of eight tanks erected by the end of the Quarter. The TSF, Goldfield Creek diversion, new portion of Highway 11 and the Ministry of Transportation Patrol Yard relocation continued to progress on plan. Operations personnel moved into the administration building in July and commissioning activities for the permanent effluent water treatment plant were substantially complete by the end of the Quarter. The first four mining haul trucks (CAT 793F) and the first shovel (Komatsu PC5500) were commissioned during the Quarter and initial mine pre-production activities got underway in September, ahead of schedule.
The project remains on budget and on schedule, and is on track to pour gold in the first half of 2024. An independent quantitative risk assessment of the schedule and construction budget was completed during June 2022 and concluded that the schedule and budget remain valid and achievable.
At the end of Q3 2022, the total value contracted was $766 million (100% basis), representing approximately 67% of total budgeted capital expenditures, $501 million (41%) of the total construction budget had been spent (100% basis) and 30% of the total cost had been awarded on a fixed cost basis. During 2022, Equinox Gold expects to fund $348 million of construction capital. The Company’s share of expenditures during the Quarter was $109.4 million, with $232.6 million spent year to date, and $298.2 million spent project to date.
As at October 21, 2022, the overall project is 57% complete. Detailed engineering is 100% complete, construction is 47% complete, procurement is 65% complete, earthworks are 67% complete, structural concrete is 67% complete and structural steel is 38% complete. Greenstone continues to be on schedule to pour gold in the first half of 2024.
Construction during Q4 2022 will be focused on enclosing the majority of buildings by year end so work can continue indoors during the winter months. The fuel station for mobile equipment for the open pit is expected to be handed over to Operations during Q4 2022. In addition, the Goldfield Creek diversion is expected to be complete by year end.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

DEVELOPMENT PROJECTS (CONTINUED)
Los Filos Expansion, Guerrero, Mexico
Q3 2022 Update and Outlook
The Company is continuing planned development projects at the Los Filos gold mine complex with ongoing development of a second underground mine (Bermejal). The Company completed 1,181 m of Bermejal underground development during the Quarter and 36,547 tonnes of ore were mined with an average grade of 3.13 g/t gold.
In addition, on October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion. While the economic and production estimates outlined in the feasibility study are predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a decision to proceed with the expansion at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, market conditions and availability and cost of capital.
The feasibility study contemplates continued development of the Bermejal underground deposit and construction of a 10,000 t/d CIL processing plant commencing in 2023 with an 18-month timeline for construction and commissioning, which would allow higher-grade ore to be directed to the CIL plant commencing in mid-2024. Constructing and operating the CIL plant, compared to a heap leach only scenario, would extend the Los Filos mine life by approximately four years and add more than 1.1 million ounces of gold to LOM production. The Los Filos mine life would be extended to 14.5 years until 2036 with LOM average annual production increasing to 280,000 ounces of gold (2023-2036), LOM cash costs averaging $981/oz and LOM average AISC of $1,081 per oz. Total LOM production is estimated at 3.97 million ounces of gold. Peak production during 2025-2030 averages 360,000 ounces of gold per year.
Capital costs to build the CIL plant and associated infrastructure are estimated at $318 million. Using the base case $1,675/oz gold price, the expansion project has an after-tax net present value discounted at 5% of $625 million with an internal rate of return of 26%.
The feasibility study includes an updated Mineral Reserve and Mineral Resource estimate incorporating a revised mine plan and 101,407 metres of exploration drilling since October 31, 2018. Factoring 681,000 ounces of mining depletion over almost four years, Los Filos Mineral Reserves have increased 44% over the previous 2018 estimate, with 193.2 million tonnes (“Mt”) of Proven & Probable Mineral Reserves grading 0.86 g/t gold for 5.4 million oz of contained gold. An additional 325.3 Mt of Measured & Indicated Mineral Resources (exclusive of Mineral Reserves) grading 0.75 g/t gold for 7.9 million oz of contained gold, and 135.9 Mt of Inferred Mineral Resources grading 0.74 g/t gold for 3.2 million oz of contained gold demonstrate the potential for mine life extension with successful conversion of Mineral Resources to Mineral Reserves. Detailed Mineral Reserve and Mineral Resource tables are included at the end of this MD&A.
The National Instrument 43-101 Technical Report for the feasibility study was filed on October 19, 2022, and is available for download on the Company’s website, on SEDAR and on EDGAR.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of placing 12,700 t/d of ROM and crushed ore on a heap leach facility. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
Q3 2022 Update and Outlook
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management) in early March 2022; San Bernardino County has determined the application is complete. At a state level, the California Department of Conservation, Division of Mine Reclamation, has similarly determined the Company’s Plan is complete and provided no specific comments regarding the proposed mine expansion. The U.S. Bureau of Land Management is continuing to process the Plan application and assess its completeness. The Company expects the initial lead agency application review to run through most of 2022 and that by the end of 2022, both agencies will jointly determine the appropriate level of state and federal environmental review required (i.e., an Environmental Assessment or an Environmental Impact Statement/Report). The resulting environmental review process and public scoping is anticipated to begin by early 2023.
Aurizona Expansion, Brazil
The Company continues to advance permitting and a feasibility study related to an expansion that would extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

DEVELOPMENT PROJECTS (CONTINUED)
Q3 2022 Update and Outlook
The underground feasibility study expansion continued during the Quarter with multiple portal locations being considered based on an updated Mineral Resource model that includes drilling results from 2021. The feasibility study is scheduled for completion in Q2 2023. A Mineral Reserve model update is currently underway and will include geotechnical updates along with internal and external mining cost inputs. Permits have been received for three portal locations within the Piaba Main pit, with the west end portal location available for development in fresh rock by Q4 2023.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had no lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) is 0.48 per million hours worked for the 12-month rolling period (0.00 for the Quarter), compared to the target of 0.65 per million hours worked for calendar year 2022. The Company’s Total Reportable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, is 2.57 per million hours worked for the 12-month rolling period (1.10 for the Quarter), compared to the target of 3.40 per million hours worked for calendar year 2022.
Environment
The Company’s Significant Environmental Incident Frequency Rate (“SEIFR”) is 0.71 per million hours worked for the 12-month rolling period (0.73 for the Quarter) compared to the target of 1.60 per million hours worked for calendar year 2022.
There were four significant environmental incidents during the Quarter as defined by the Company’s environmental standards. At Castle Mountain, there were four different incidents where birds were discovered deceased on the heap leach pad. Ponded solution has been identified as the cause. The incidents were investigated and addressed with no ongoing environmental impact, and actions have been taken to prevent recurrence.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
During Q3 2022, Equinox Gold advanced development of the Company’s Social Management Standards with the aim of strengthening community relationships, anticipating and managing social risks, and standardizing social responsibility practices, while allowing site teams to develop their own social management systems. These standards are informed by the Initiative for Responsible Mining Assurance and incorporate many internationally recognized frameworks for responsible mining, including the World Gold Council Responsible Gold Mining Principles and the Mining Association of Canada Towards Sustainable Mining protocols.
Community engagement activities and events were held at each of the Company’s sites during the Quarter. In Brazil, Fazenda, Santa Luz, RDM and Aurizona continued the implementation of social programs to support sports, cultural and educational activities. These programs were delivered in partnership with local and national non-governmental organizations. One of these programs, Projeto Cinema na Comunidade, consisted of a mobile cinema; to date, 66 schools have participated with more than 3,000 attendees at the school functions, plus approximately 900 participants in open functions at the local communities. At Santa Luz, the Company conducted meetings with local residents to answer their questions about the ramping up of operations following the mine opening ceremony in July.
In Mexico, Los Filos has started a personal growth program, Programa ASUME, with school children in local communities.
In Canada, Greenstone conducted an awareness campaign about Safe Blasting Protocols with local residents in anticipation of the start of regular blasting activities. Also at Greenstone, the newly created Community Sustainability Committee, comprised of individuals from the Greenstone municipality, held a site tour with participation of all committee members from the Greenstone region. Greenstone also held its annual community event that included a site tour for more than 450 people.
During Q3 2022, the Company made numerous investments to support development and quality of life improvements in the communities in which it operates. Los Filos organized a health campaign to provide basic preventive health care and continued construction of the Carrizalillo health center according to schedule. Los Filos also provided funding for the Mezcala wastewater treatment plant and construction is underway. At Aurizona, the Company launched an entrepreneurship program, Projeto Empreender, to support the development of local businesses.
In September 2022, certain members of the Mezcala community restricted access to Los Filos for four days. The state government mediated, and an agreement was reached to restore free access to the mine. The Company continues having regular dialogue with local communities and informs them about actions taken in compliance with signed agreements to avoid any misunderstandings.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
ESG Reporting
In May 2022, Equinox Gold published its 2021 ESG Report, which included disclosures and metrics in line with the reporting frameworks of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). This report focused on issues identified in the materiality assessment conducted in Q4 2021, which included a review of external sources as well as an extensive stakeholder survey with feedback from the Company’s workforce, community partners, Indigenous partners, investors and other stakeholders. Equinox Gold held an ESG call and webcast at the beginning of June to introduce the ESG Report and provide the opportunity for analysts and investors to ask questions of Equinox Gold’s leadership team. The report was translated to both Spanish and Portuguese and all three versions are available for download on Equinox Gold’s website.
In Q3 2022, the Company reported its greenhouse gas emissions to the Carbon Disclosure Project (CDP) and completed the S&P Global Corporate Sustainability Assessment (CSA).

CORPORATE
Sale of Mercedes
On April 21, 2022, the Company completed the sale of the Mercedes mine to Bear Creek Mining Corporation (“Bear Creek”) (the “Mercedes Transaction”) for the following consideration:
•$75 million in cash on closing of the Mercedes Transaction;
•$25 million in cash receivable within six months on or before October 21, 2022 (the “Deferred Payment”);
•24,730,000 common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek at the time of closing the Mercedes Transaction; and
•a 2% net smelter return (“NSR”) on production from Mercedes.
The Company granted an extension to Bear Creek to revise the due date of the Deferred Payment and on October 26, 2022 the parties agreed to extending the Deferred Payment with Bear Creek providing a promissory note (the “Note”) with a maturity date of October 21, 2024. Monthly principal and interest payments will commence on February 1, 2023 equal to 50% of Bear Creek's monthly free cash flows, calculated as consolidated revenue, less operating expenditures, capital expenditures, taxes paid, reclamation expenditures, metal stream obligations, scheduled debt service payments, and changes in consolidated working capital, subject to a minimum monthly repayment of $0.5 million. The remaining outstanding principal and accrued interest will be due on maturity.
The Note is subject to an annual interest rate of 12.5% plus the higher of the 90-day average SOFR or 2.5%, compounded annually. The amounts owing under the Note will be secured by a pledge of the shares or other equity interests in the Bear Creek holding companies that own Mercedes, the Corani silver-lead-zinc project and other major assets or projects acquired by Bear Creek or its subsidiaries in the future. Bear Creek may prepay, without penalty, any portion of the Note at any time before the maturity date.
In addition to the Note, Bear Creek will grant the Company five million share purchase warrants, subject to regulatory approval. The warrants are exercisable six months following the date of grant for a period of three years, with each warrant exercisable into one common share of Bear Creek at a 15% premium to the 5-day volume weighted average price of the shares on the grant date.
Credit Facility Refinancing
On July 28, 2022, the Company amended its credit facility, increasing the Revolving Facility size from $400 million to $700 million and extending the maturity from March 8, 2024 to July 28, 2026. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100 million. No increase to the principal amount of the facility will occur pursuant to the accordion feature unless one or more lenders agree to increase their commitments or a new lender agrees to commitments under the Revolving Facility.
Upon closing of the Revolving Facility, the Company rolled the outstanding principal balance of $73.3 million under the term loan into the Revolving Facility. As at the date of this MD&A, the total amount drawn under the Revolving Facility is $573 million. Amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Term SOFR plus an applicable margin of 2.25% to 3.50%, based on the Company's total net leverage ratio, and a standard credit spread adjustment of 0.10% to 0.25%, based on the interest period.
On October 21, 2022, the Company drew down an additional $100 million on the Revolving Facility.
CEO Transition
On August 3, 2022, the Company announced that Christian Milau, Chief Executive Officer and a Director of Equinox Gold, was leaving the Company to pursue a new opportunity. Equinox Gold’s Board of Directors unanimously appointed Greg Smith, President of Equinox Gold, to succeed Mr. Milau as Chief Executive Officer and a Director. The transition was effective September 1, 2022 and Greg Smith is now President, CEO and a Director of Equinox Gold.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

FINANCIAL RESULTS
Selected financial results for the three and nine months ended September 30, 2022 and 2021

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021(1)
Revenue	$245.1	$245.1	$692.9	$701.1
Cost of sales
Operating expense	(188.8)	(152.7)	(511.8)	(439.3)
Depreciation and depletion	(48.9)	(46.8)	(128.2)	(130.5)
Earnings from mine operations	7.4	45.7	52.9	131.3
Care and maintenance expense	(2.9)	(6.0)	(8.1)	(15.2)
Exploration expense	(6.2)	(5.6)	(13.9)	(13.3)
General and administration expense	(10.9)	(12.4)	(33.8)	(35.3)
Income from operations	(12.6)	21.6	(2.9)	67.5
Finance expense	(10.3)	(10.7)	(27.9)	(31.2)
Finance income	1.3	1.1	3.0	1.7
Share of net income (loss) in associate	4.9	(5.3)	(2.6)	(7.6)
Other (expense) income	(11.3)	(18.0)	(62.9)	416.5
Net (loss) income before taxes	(28.0)	(11.3)	(93.3)	446.9
Income tax (expense) recovery	(2.1)	3.2	(35.3)	(0.9)
Net (loss) income	$(30.1)	$(8.1)	$(128.6)	$446.0
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.10)	$(0.03)	$(0.42)	$1.59
Diluted	$(0.10)	$(0.03)	$(0.42)	$1.38
(1)Financial results for the nine months ended September 30, 2021 include the results of operations for the mines acquired through the
Premier Acquisition for the period of April 7 to September 30, 2021.
Earnings from mine operations
Revenue for Q3 2022 was $245.1 million (Q3 2021 - $245.1 million) on sales of 143,032 ounces of gold (Q3 2021 - 137,144 ounces). The 4% higher gold ounces sold in Q3 2022 compared to Q3 2021 were offset by a 4% lower realized gold price. Revenue for the nine months ended September 30, 2022 was $692.9 million (nine months ended September 30, 2021 - $701.1 million) on sales of 382,751 ounces of gold (nine months ended September 30, 2021 - 390,412 ounces). The decrease in revenue compared to the comparative period of 2021 was primarily due to a 2% decrease in gold ounces sold, offset partially by a 1% increase in the realized gold price.
The 4% increase in gold ounces sold in Q3 2022 compared to Q3 2021 was mainly driven by higher production at Mesquite and the contribution of pre-commercial production ounces at Santa Luz, offset by decreased production at Los Filos, Aurizona, and RDM, and no gold sales from Mercedes as the operation was sold on April 21, 2022. Higher gold production at Mesquite was mainly due to accessing the majority of ore from the Brownie open pit late in Q2 2022, allowing for full leaching during Q3 2022. Lower gold production at Los Filos was mainly due to 33% lower gold grades, primarily due to lower grade mined from the Guadalupe open pit and slow development into higher-grade areas in the Bermejal underground. Lower gold production at Aurizona was due in part to processing stockpile ore with lower gold grades as high rainfall continued into July 2022 and impeded access to higher-grade ore from the Piaba open pit. Lower than expected equipment availability also impacted the remainder of Q3 2022. Lower gold production at RDM is due to the decision to process low-grade stockpile material while the open pit is being dewatered.
The 2% decrease in gold ounces sold for the nine months ended September 30, 2022 compared to the comparative period of 2021 was mainly driven by lower production at Aurizona, which experienced a longer rainy season in 2022, and lower production at RDM, which was impacted by a temporary suspension of mining and plant operations in mid-May through early July due to a delay in receiving permits for the scheduled TSF raise, and a transition in Q3 2022 to processing low-grade stockpile rather than mining in-situ material in order to minimize cash outflow while the TSF raise is completed. The decrease was partially offset by increased production at Mesquite, driven by earlier delivery of ounces to the leach pad as compared to 2021 due to mine sequencing, and the contribution of pre-commercial production ounces at Santa Luz.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

FINANCIAL RESULTS (CONTINUED)
Operating expense in Q3 2022 was $188.8 million (Q3 2021 - $152.7 million) and for the nine months ended September 30, 2022 was $511.8 million (nine months ended September 30, 2021 - $439.3 million), increases of 24% and 16%, respectively, from the comparative periods in 2021. For the three and nine months ended September 30, 2022, operating expense was higher compared to the comparative periods of 2021 primarily due to higher operating unit costs at Los Filos as a result of cost escalation, lower production volumes and a write-down to NRV of $26.7 million on inventories during the Quarter, as well as the contribution of operating expense at Santa Luz. These increases were offset partially by lower operating expense at RDM, driven by lower production, and lower operating expense related to Mercedes following its sale on April 21, 2022.
Depreciation and depletion in Q3 2022 was $48.9 million (Q3 2021 - $46.8 million) and for the nine months ended September 30, 2022 was $128.2 million (nine months ended September 30, 2021 - $130.5 million), an increase of 5% and decrease of 2%, respectively, from the comparative periods in 2021. The increase in depreciation and depletion in Q3 2022 compared to Q3 2021 was primarily due to the impacts of higher gold production at Mesquite, offset partially by lower depreciation and depletion due to the sale of Mercedes. The decrease in depreciation and depletion for the nine months ended September 30, 2022 compared to the comparative period of 2021 was primarily due to lower depreciation and depletion due to the sale of Mercedes, and lower gold production at RDM as operations switched to processing low-grade stockpiles and owner mining rather than continuing a multi-year waste stripping program with a contract miner, offset partially by the impact of higher gold production at Mesquite.
Care and maintenance
Care and maintenance expense in Q3 2022 was $2.9 million (Q3 2021 - $6.0 million) and for the nine months ended September 30, 2022 was $8.1 million (nine months ended September 30, 2021 - $15.2 million).
Care and maintenance expense for Q3 2022 related to the temporary suspension of mining and plant operations at RDM in mid-May through early July due to a delay in receiving permits for the scheduled TSF raise. Care and maintenance expense for Q3 2021 related to costs at Los Filos due to a suspension in activities resulting from blockades. Care and maintenance expense for the nine months ended September 30, 2022 related to the temporary suspension of mining and plant operations at RDM mentioned above, as well as $0.4 million incurred at RDM related to the temporary suspension of plant operations during Q1 2022. Care and maintenance expense for the nine months ended September 30, 2021 includes additional costs mainly related to Los Filos due to the suspension of operations and development activities due to blockades.
General and administration
General and administration expense in Q3 2022 was $10.9 million (Q3 2021 - $12.4 million) and for the nine months ended September 30, 2022 was $33.8 million (nine months ended September 30, 2021 - $35.3 million). The decrease in general and administration expense in Q3 2022 compared to Q3 2021 was primarily due to a decrease of $1.3 million in non-cash share-based compensation expense, driven by a decrease in share price, and a decrease of $0.8 million in office and other costs, offset partially by a $1.0 million increase in salaries and wages, driven by higher headcount in 2022. General and administration expense for the nine months ended September 30, 2022 was lower compared to the comparative period of 2021 as the decreases in non-cash share-based compensation expense, professional fees, and office and other costs were offset by an increase in salaries and wages driven by an increase in headcount.
Other (expense) income
Other expense for Q3 2022 was $11.3 million (Q3 2021 - other expense of $18.0 million) and for the nine months ended September 30, 2022 was other expense of $62.9 million (nine months ended September 30, 2021 - other income of $416.5 million).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

FINANCIAL RESULTS (CONTINUED)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Foreign exchange loss	$(0.6)	$(1.9)	$(3.5)	$(6.5)
Change in fair value of gold contracts	2.0	0.9	0.3	22.5
Change in fair value of foreign exchange contracts	(3.9)	(10.7)	9.0	(3.0)
Change in fair value of warrants	(13.4)	1.0	(72.8)	58.3
Gain on modification of credit facility	5.0	—	5.0	—
Loss on sale of Mercedes	—	—	(7.0)	—
Gain on bargain purchase of Premier	—	—	—	81.4
Gain on sale of Pilar mine and partial interest in Solaris	—	—	—	95.7
Gain on reclassification of investment in Solaris	—	—	—	186.1
(Loss) gain on disposal of assets	(0.1)	—	7.3	(4.4)
Other expense	(0.3)	(7.3)	(1.2)	(13.6)
Total other (expense) income	$(11.3)	$(18.0)	$(62.9)	$416.5
The foreign exchange loss for Q3 2022 was $0.6 million (Q3 2021 - loss of $1.9 million) and for the nine months ended September 30, 2022 was a loss of $3.5 million (nine months ended September 30, 2021 - loss of $6.5 million). The loss for Q3 2022 was driven primarily by the weakening of the Brazilian Réal (“BRL”) and Canadian dollar (“CAD”) compared to the USD and its impact on BRL and CAD denominated assets and liabilities. The loss for the nine months ended September 30, 2022 was driven by the weakening of the CAD compared to the USD and its impact on CAD denominated assets and liabilities.
The change in fair value of gold contracts for Q3 2022 was a gain of $2.0 million (Q3 2021 - gain of $0.9 million) and for the nine months ended September 30, 2022 was a gain of $0.3 million (nine months ended September 30, 2021 - gain of $22.5 million). The gains for the three and nine months ended 2022 and 2021 were driven by a decrease in gold price relative to the gold contract strike price. At September 30, 2022, the Company had no ounces remaining to be delivered under its gold collar and forward contracts.
The change in fair value of foreign exchange contracts for Q3 2022 was a loss of $3.9 million (Q3 2021 - loss of $10.7 million) and for the nine months ended September 30, 2022 was a gain of $9.0 million (nine months ended September 30, 2021 - loss of $3.0 million). The losses for Q3 2022 and Q3 2021 were driven primarily by the weakening of the BRL compared to the USD of 3% and 9%, respectively. The gain for the nine months ended September 30, 2022 was driven primarily by the strengthening of the BRL compared to the USD, offset partially by weakening of the CAD compared to the USD, compared to a loss for the comparative period of 2021, driven primarily by the weakening of the BRL compared to the USD.
The change in fair value of warrants for Q3 2022 was a loss of $13.4 million (Q3 2021 - gain of $1.0 million) and for the nine months ended September 30, 2022 was a loss of $72.8 million (nine months ended September 30, 2021 - gain of $58.3 million). Equinox Gold holds warrants to acquire shares of Solaris. The loss for the three and nine months ended September 30, 2022 was driven primarily by a decrease in Solaris’ share price compared to June 30, 2022 and December 31, 2021, respectively. For the nine months ended September 30, 2021, the gain relates to a $13.9 million gain on the Solaris warrants, driven primarily by an increase in Solaris’ share price compared to when the warrants were acquired, and a $42.3 million gain on Equinox Gold warrants issued by the Company due to a decrease in Equinox Gold’s share price at September 30, 2021 compared to December 31, 2020.
The gain on disposal of assets for the nine months ended September 30, 2022 relates primarily to a gain on the sale of a portfolio of royalty interests and other assets to Sandbox.
Income tax expense
In Q3 2022, the Company recognized a tax expense of $2.1 million (Q3 2021 - tax recovery of $3.2 million) and for the nine months ended September 30, 2022 a tax expense of $35.3 million (nine months ended September 30, 2021 - tax expense of $0.9 million). The tax expense for Q3 2022 was primarily due to profitable operations in Brazil and the impact of taxable income for state tax purposes in the US, offset partially by a loss from operations in Mexico. The tax recovery for Q3 2021 was primarily due to operating losses in the US, Brazil and Mexico. The tax expense for both the nine months ended September 30, 2022 and 2021 was primarily due to profitable operations in Brazil, the impact of taxable income for state tax purposes in the US, and the impact of sales of marketable securities, offset partially by a loss from operations in Mexico.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2022:

$ amounts in millions, except per share amounts	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue	$245.1	$224.6	$223.2	$381.2
Cost of sales
Operating expense	(188.8)	(170.7)	(152.4)	(215.5)
Depreciation and depletion	(48.9)	(37.0)	(42.3)	(66.4)
Earnings from mine operations	7.4	17.0	28.5	99.3
Care and maintenance expense	(2.9)	(4.7)	(0.4)	(0.1)
Exploration expense	(6.2)	(4.5)	(3.2)	(2.9)
General and administration expense	(10.9)	(11.1)	(11.8)	(17.3)
Income from operations	(12.6)	(3.3)	13.1	79.0
Finance expense	(10.3)	(8.2)	(9.4)	(10.3)
Finance income	1.3	0.9	0.8	1.1
Share of net income (loss) in associate	4.9	(5.9)	(1.6)	8.3
Other (expense) income	(11.3)	(32.7)	(19.0)	10.1
Net (loss) income before taxes	(28.0)	(49.2)	(16.1)	88.2
Income tax (expense) recovery	(2.1)	(29.5)	(3.7)	20.8
Net (loss) income	$(30.1)	$(78.7)	$(19.8)	$109.0
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.10)	$(0.26)	$(0.07)	$0.37
Diluted	$(0.10)	$(0.26)	$(0.07)	$0.32

	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Revenue	$245.1	$226.2	$229.7	$255.5
Cost of sales
Operating expense	(152.7)	(139.9)	(146.8)	(114.1)
Depreciation and depletion	(46.8)	(45.0)	(38.7)	(43.7)
Earnings from mine operations	45.6	41.3	44.2	97.7
Care and maintenance expense	(6.0)	(7.2)	(2.0)	(29.4)
Exploration expense	(5.6)	(4.7)	(3.0)	(2.4)
General and administration expense	(12.4)	(15.5)	(7.4)	(16.1)
Income from operations	21.6	13.9	31.8	49.8
Finance expense	(10.7)	(11.8)	(8.7)	(8.6)
Finance income	1.1	0.2	0.4	0.6
Share of net (loss) income in associate	(5.3)	0.4	(2.7)	(3.1)
Other income (expense)	(18.0)	385.2	49.3	28.6
Net income (loss) before taxes	(11.3)	387.9	70.1	67.2
Income tax recovery (expense)	3.2	15.8	(20.0)	24.0
Net (loss) income	$(8.1)	$403.7	$50.1	$91.2
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.03)	$1.37	$0.21	$0.38
Diluted	$(0.03)	$1.19	$0.14	$0.30

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

LIQUIDITY AND CAPITAL RESOURCES
Liquidity Risk
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company's exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in note 32 to the Company's consolidated financial statements for the year ended December 31, 2021. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three and nine months ended September 30, 2022 except as noted below.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. At September 30, 2022, the Company had financial, operating and capital commitments of $379.0 million which require settlement within the next twelve months. The Company has a $700 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 and 2020 Convertible Notes. On November 2, 2022, there was $127.2 million available under the Revolving Facility. Inflationary pressures and a stagnant to declining gold price contributed to increasing risk that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due and fund the Company’s ongoing development and construction projects.
The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans.
The Company also manages its liquidity risk by managing its capital structure. The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company makes adjustments to its capital structure as necessary in light of current economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.
Working Capital
Cash and cash equivalents at September 30, 2022 were $141.9 million (December 31, 2021 - $305.5 million) and working capital was $370.2 million (December 31, 2021 - $760.7 million). The decrease in working capital from Q4 2021 is due to decreases in cash and cash equivalents, marketable securities, derivative assets, and assets held for sale, offset partially by decreases in derivative liabilities, current portion of loans and borrowings and liabilities related to assets held for sale. Changes in components of working capital are described below.
In April 2022, the Company received approximately $115 million from closing of the sale of Mercedes and the sale of Solaris shares to warrant holders.
Marketable securities at September 30, 2022 were $70.0 million (December 31, 2021 - $240.5 million). The decrease in marketable securities from the balance at December 31, 2021 was due primarily to a decrease in the Solaris share price and a reduction in the number of Solaris shares resulting from the partial sale of the investment during Q2 2022, offset partially by Bear Creek shares received as consideration on the sale of Mercedes. As at the date of this MD&A, the market value of the Company’s investments in Solaris, i-80 Gold Corp. (“i-80 Gold”) and Bear Creek was $49.1 million, $101.6 million, and $7.1 million, respectively.
Trade and other receivables at September 30, 2022 were $79.5 million (December 31, 2021 - $50.3 million), mainly comprised of $4.8 million of trade receivables from gold sales (December 31, 2021 - $14.2 million), $33.7 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2021 - $24.6 million), income tax receivables of $15.3 million (December 31, 2021 - $8.0 million), and other receivables of $25.7 million (December 31, 2021 - $3.4 million), which is mainly composed of $24.6 million for cash consideration owing from Bear Creek related to the sale of Mercedes.
Current inventory at September 30, 2022 was $225.5 million (December 31, 2021 - $201.6 million). The increase was mainly due to an increase in metals inventories and supplies at Santa Luz as the mine ramped up to commercial production.
Current derivative assets at September 30, 2022 were $34.0 million (December 31, 2021 - $124.2 million). The decrease was mainly due to a decrease in the fair value of the Company’s Solaris share purchase warrants, driven by a decrease in the share price of Solaris compared to December 31, 2021.
Assets held for sale at September 30, 2022 were nil (December 31, 2021 - $207.5 million). Assets held for sale at December 31, 2021 related to the sale of Mercedes to Bear Creek as announced in December 2021. The sale closed on April 21, 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Current liabilities at September 30, 2022 were $221.9 million (December 31, 2021 - $402.6 million). The decrease in current liabilities was mainly due to a $26.7 million decrease in current portion of loans and borrowings, driven by the amendment of the Company’s Revolving Facility, the elimination of a $27.7 million Solaris warrant liability as the warrants were exercised and the related shares were sold, a $33.3 million decrease related to gold contracts which were all settled during the period, and an $85.7 million decrease related to liabilities associated with assets held for sale following completion of the Mercedes sale on April 21, 2022.
Cash flow
Cash provided by operating activities in Q3 2022 was $54.2 million (Q3 2021 - $64.8 million) and for the nine months ended September 30, 2022 was $10.9 million (nine months ended September 30, 2021 - $165.4 million). The decrease in cash provided by operations for the three and nine months ended September 30, 2022 compared to the comparative periods of 2021 was primarily due to the impact of lower production and sales and higher costs negatively impacting earnings from mine operations. Additionally, for the nine months ended September 30, 2022, cash provided by operations was lower than the comparative period of 2021 due to the impacts of negative working capital changes in inventories and accounts payable. Inventories increased mainly due to a build-up of leach pad inventories at Mesquite and Castle Mountain, as well as an increase in metals inventories and supplies at Santa Luz. Accounts payable decreased mainly due to the timing of payments at the operating sites.
Cash used in investing activities in Q3 2022 was $151.7 million (Q3 2021 - $73.6 million) and for the nine months ended September 30, 2022 was $334.1 million (nine months ended September 30, 2021 - $221.6 million). For the three and nine months ended September 30, 2022, the Company spent $151.5 million and $417.6 million, respectively, on capital expenditures (Q3 2021 - $71.5 million; nine months ended September 30, 2021 - $236.8 million). The increase compared to the comparative periods of 2021 was primarily due to continued construction work at Greenstone and Santa Luz, offset partially by lower capital spending at Mesquite due to a reduction in capital stripping activities at Brownie compared to the first half of 2021. For the three and nine months ended September 30, 2022, capital expenditures at Greenstone were $110.7 million and $237.6 million, respectively, and at Santa Luz were $8.5 million and $48.4 million, respectively. For the nine months ended September 30, 2022, the Company received $40.1 million on the disposition of Solaris shares and received $55.6 million related to the disposal of assets, including the sale of Mercedes. For the nine months ended September 30, 2021, the Company spent $50.9 million to acquire an additional 10% interest in Greenstone, invested $31.0 million in i-80 Gold, and received $66.7 million from the sale of Solaris shares and $22.2 million related to the disposal of assets.
Cash provided by financing activities in Q3 2022 was $82.0 million (Q3 2021 - $18.5 million) and for the nine months ended September 30, 2022 was $156.9 million (nine months ended September 30, 2021 - $18.6 million). For the three and nine months ended September 30, 2022, the Company drew $99.8 million and $199.8 million, respectively, on its Revolving Facility (three and nine months ended September 30, 2021 - nil). For the three and nine months ended September 30, 2022, the Company repaid principal and interest of $9.2 million and $34.4 million, respectively (Q3 2021 - $12.6 million; nine months ended September 30, 2021 - $41.7 million), and made lease payments of $5.5 million and $16.9 million, respectively (Q3 2021 - $7.1 million; nine months ended September 30, 2021 - $16.1 million). The Company received proceeds from option and warrant exercises for the nine months ended September 30, 2022 of $11.4 million (nine months ended September 30, 2022 - $16.9 million). For the nine months ended September 30, 2021, the Company also received $59.5 million in proceeds from a private placement completed concurrent with the Premier Acquisition.
Corporate Investments
At September 30, 2022, the Company held the following corporate investments:
•13.8 million shares of Solaris (TSX: SLS), representing approximately 12.1% of Solaris on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 16.6% of Bear Creek on a basic basis
•60.8 million shares of i-80 Gold (TSX: IAU), representing approximately 25.3% of i-80 on a basic basis
•7.8 million shares of Inca One (TSX:IO), representing approximately 19.96% of Inca One on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 34.4% of Sandbox on a basic basis
•11.6 million shares of Pilar Gold (not currently listed), representing approximately 5.6% of Pilar Gold on a basic basis

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 305,056,825 shares issued and outstanding, 1,950,983 shares issuable under stock options, 614,117 shares issuable under share purchase warrants and 2,584,529 shares issuable under RSU. The Company also has 44,458,207 shares issuable under Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 354,664,661.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company's financial liabilities, and operating and capital purchase commitments at September 30, 2022:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$188,976	$—	$—	$—	$—	$—	$188,976
Loans and borrowings(1)(2)	53,189	191,991	184,039	734,513	—	—	1,163,732
Derivative liabilities	3,887	1,071	—	—	—	—	4,958
Lease liabilities(2)	20,274	15,920	1,873	613	562	13	39,255
Other financial liabilities(2)	—	5,000	—	—	—	—	5,000
Reclamation and closure costs(2)	4,882	7,471	11,572	8,337	10,497	121,481	164,240
Purchase commitments(2)	92,420	23,145	19,345	7,686	7,193	35,702	185,491
Other operating commitments(2)	15,364	31,895	33,169	17,868	18,583	48,961	165,840
Total	$378,992	$276,493	$249,998	$769,017	$36,835	$206,157	$1,917,492
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities. In July 2022, the Company amended its credit facility. See the Corporate section of this MD&A for details of the amendment.
(2)Amounts represent undiscounted future cash flows.
At September 30, 2022, the following matters were outstanding:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At September 30, 2022, the Company recognized a provision of $11.6 million (December 31, 2021 - $11.6 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed. The TSF and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at the nearby Aurizona Village, with associated fines totaling $10.1 million (December 31, 2021 - $9.2 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

COMMITMENTS AND CONTINGENCIES (CONTINUED)
COVID-19
In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic and efforts to contain it have significantly impacted the global economy, including commodity prices, and disrupted global supply chains and capital markets. The Company has implemented preventative measures at each of its sites and corporate office in collaboration with the Company's employees, contractors, host communities and governments to limit the exposure to and spread of COVID-19.
While the Company's operations continue to experience some effects from the COVID-19 pandemic, there have been no further government-mandated shut downs since the second quarter of 2020 and the Company has not experienced any material sales or supply chain disruptions. To date, the effects of COVID-19 on the Company have included mine standby costs incurred during the temporary suspension of operations during the second quarter of 2020 and the subsequent ramp up of operations, incremental costs related to increased health and safety protocols and other COVID-19 related protocols and occasional restrictions on workforce availability. Additionally, in 2021 and for the nine months ended September 30, 2022, operations have experienced higher inflation on material inputs due in part to COVID-19 driven market conditions.
As the COVID-19 pandemic continues to evolve in 2022, the magnitude of its effects on the economy, and on the Company's operating plan, financial and operational performance is uncertain. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's future results and cash flows and result in write-downs of its non-current assets.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associates, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q3 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In calculating AISC, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Gold ounces sold	143,032	120,395	137,144	382,751	390,412
Santa Luz gold ounces sold(1)	(17,756)	(4,978)	—	(22,945)	—
Adjusted gold ounces sold	125,276	115,417	137,144	359,806	390,412
Operating expenses	$188.8	$170.7	$152.7	$511.8	$439.3
Lease payments	1.4	0.5	2.4	4.3	5.6
Silver by-product credits	(0.6)	(1.1)	0.1	(2.5)	(1.5)
Fair value adjustment on acquired inventories	8.1	7.6	(1.4)	9.7	(7.2)
Santa Luz operating expenses(1)	(22.3)	(6.6)	—	(29.3)	—
Total cash costs	$175.4	$171.1	$152.1	$494.0	$434.5
Cash costs per oz sold	$1,400	$1,482	$1,109	$1,373	$1,113
Total cash costs	$175.4	$171.1	$152.1	$494.0	$434.5
Sustaining capital	41.1	18.0	26.9	96.1	102.3
Reclamation expenses	2.7	2.3	2.4	7.4	7.5
Sustaining exploration expenses	—	0.1	0.6	1.1	0.6
Santa Luz reclamation expense (1)	(0.1)	(0.2)	—	(0.2)	—
Total AISC	219.1	191.2	182.0	598.4	545.0
AISC per oz sold	$1,749	$1,657	$1,327	$1,663	$1,396
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

NON-IFRS MEASURES (CONTINUED)
Sustaining and non-sustaining capital reconciliation
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations.

	Three months ended			Nine months ended
$’s in millions	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Capital additions to mineral properties, plant and equipment(1)	$182.6	$167.4	$99.7	$479.0	$319.9
Less: Non-sustaining capital at operating sites	(12.4)	(27.7)	(25.6)	(70.4)	(77.9)
Less: Non-sustaining capital at development projects	(119.2)	(106.4)	(38.9)	(286.0)	(75.2)
Less: Capital expenditures - corporate	—	(10.1)	(0.2)	(10.2)	(0.9)
Less: Other non-cash additions(2)	(9.9)	(5.2)	(8.0)	(16.3)	(63.6)
Sustaining capital expenditures	$41.1	$18.0	$26.9	$96.1	$102.2
(1)Per note 5 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Operating cash flow before non-cash changes in working capital	$14.5	$16.4	$48.3	$64.3	$141.9
Add: Operating cash flow used by non-mine site activity(1)	$25.4	$24.4	$36.9	$88.6	103.7
Cash flow from operating mine sites	$39.9	$40.8	$85.2	$152.9	$245.6

Mineral property, plant and equipment additions	$182.6	$167.4	$99.7	$479.0	319.9
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	$(129.1)	$(121.7)	$(47.2)	$(312.5)	(139.7)
Capital expenditure from operating mine sites	$53.5	$45.7	$52.5	$166.5	180.2
Lease payments related to non-sustaining capital items	$5.8	$3.7	$4.1	$12.9	10.2
Non-sustaining exploration expenses	$5.9	$4.4	$2.1	$12.5	6.9
Total mine site free cash flow	$(25.3)	$(13.0)	$26.5	$(39.0)	$48.3
(1)Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

NON-IFRS MEASURES (CONTINUED)

AISC contribution margin, EBITDA and adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
Prior to Q4 2021, adjusted EBITDA was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted EBITDA for September 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended			Nine months ended
$’s in millions	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue	$245.1	$224.6	$245.1	$692.9	$701.1
Less: AISC	(219.1)	(191.2)	(182.0)	(598.4)	(545.0)
Less: Santa Luz revenue(1)	$(30.4)	$(9.1)	$—	$(40.0)	$—
AISC contribution margin	$(4.4)	$24.3	$63.1	$54.6	$156.0
Gold ounces sold	143,032	120,395	137,144	382,751	390,412
Less: Santa Luz gold ounces sold(1)	(17,756)	(4,978)	—	(22,945)	—
Adjusted gold ounces sold	125,276	115,417	137,144	359,806	390,412
AISC contribution margin per oz sold	$(35)	$210	$460	$152	$400
(1)AISC contribution margin for three and nine months ended September 30, 2022 excludes Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$’s in millions	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net (loss) income before tax	$(28.0)	$(49.2)	$(11.3)	$(93.4)	446.9
Depreciation and depletion	49.1	37.3	48.1	129.0	133.8
Finance expense	10.3	8.2	10.7	27.9	31.2
Finance income	(1.3)	(0.9)	(1.1)	(3.0)	(1.7)
EBITDA	$30.2	$(4.7)	$46.4	$60.6	$610.1
Non-cash share-based compensation expense	0.5	1.3	1.6	2.9	5.2
Loss (gain) on change in fair value of warrants	13.4	39.6	(1.0)	72.8	(58.3)
Unrealized gain on gold contracts	(10.6)	(17.3)	(11.0)	(33.3)	(53.7)
Unrealized loss (gain) on foreign exchange contracts	2.8	6.2	8.9	(9.1)	1.3
Unrealized foreign exchange (gain) loss	(1.0)	(7.9)	3.8	1.6	6.6
Non-recurring charges recognized in operating expense(1)	—	—	1.7	—	1.7
Transaction costs	—	—	—	—	1.9
Share of net (income) loss on investment in associate	(4.9)	5.9	5.3	2.6	7.6
Other (income) expense(2)	(4.6)	0.9	7.3	(4.0)	(345.2)
Adjusted EBITDA	$25.7	$24.1	$62.9	$94.1	$177.2
(1)Non-recurring charges recognized in operating expenses for the three and nine months ended September 30, 2021 relate to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the nine months ended September 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other expense for the three months ended September 30, 2021 includes a $7.0 million change in the fair value on streaming arrangements and gold prepay contracts. Other income for the nine months ended September 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
Prior to Q4 2021, adjusted net income was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted net income for September 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$’s in millions	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Basic weighted average shares outstanding	304,979,851	303,684,956	300,513,742	304,979,851	300,513,742
Diluted weighted average shares outstanding	304,979,851	303,684,956	300,513,742	304,979,851	300,513,742
Net (loss) income attributable to Equinox Gold shareholders	$(30.1)	$(78.7)	$(8.1)	$(128.6)	$445.9
Add (deduct):
Non-cash share-based compensation expense (recovery)	0.5	1.3	1.6	2.9	5.2
Loss (gain) on change in fair value of warrants	13.4	39.6	(1.0)	72.8	(58.3)
Unrealized gain on gold contracts	(10.6)	(17.3)	(11.0)	(33.3)	(53.7)
Unrealized loss (gain) on foreign exchange contracts	2.8	6.2	8.9	(9.1)	1.3
Unrealized foreign exchange (gain) loss	(1.0)	(7.9)	3.8	1.6	6.6
Non-recurring charges recognized in operating expense(1)	—	—	1.7	—	1.7
Transaction costs	—	—	—	—	1.9
Share of net (income) loss on investment in associate	(4.9)	5.9	5.3	2.6	7.6
Other (income) expense(2)	(4.6)	0.9	7.3	(4.0)	(345.2)
Income tax impact related to above adjustments	2.3	(0.4)	—	0.2	—
Unrealized foreign exchange loss (gain) recognized in deferred tax expense	4.6	2.4	(4.5)	(3.6)	(13.1)
Adjusted net (loss) income	$(27.6)	$(47.9)	$3.9	$(98.5)	$(0.1)
Adjusted (loss) income per share - basic ($/share)	$(0.09)	$(0.16)	$0.01	$(0.32)	$0.00
Adjusted (loss) income per share - diluted ($/share)	$(0.09)	$(0.16)	$0.01	$(0.32)	$0.00
(1)Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the nine months ended September 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other expense for the three months ended September 30, 2021 includes a $7.0 million change in the fair value on streaming arrangements and gold prepay contracts. Other income for the nine months ended September 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	September 30, 2022	December 31, 2021	September 30, 2021
Current portion of loans and borrowings	$—	$26.7	$26.7
Non-current portion of loans and borrowings	725.8	514.0	518.4
Total debt	725.8	540.7	545.1
Less: Cash and cash equivalents (unrestricted)	(141.9)	(305.5)	(300.3)
Net debt	$583.8	$235.2	$244.8

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

ACCOUNTING MATTERS
Significant accounting policies
The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
Critical accounting estimates and judgments
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the condensed consolidated interim financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. The critical accounting estimates and judgments that have the most significant effect in the preparation of the condensed consolidated interim financial statements are consistent with those disclosed in note 4 of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s production and cost guidance; the Company’s ability to successfully advance its growth and development projects, including the expansion of the Bermejal underground and construction of the CIL Plant at Los Filos, the expansions at Castle Mountain and Aurizona, and the construction of Greenstone; the future filing and effectiveness of a final base shelf prospectus or corresponding registration statement, and potential offerings of Securities thereunder; the expectations for the Company’s investments in Sandbox Royalties, Solaris, i-80 Gold, Pilar Gold and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “maintain”, “potential”, “intend”, “on schedule”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox Royalties, i-80 Gold, Solaris, Pilar Gold and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Pilar Gold and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather);

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Pilar Gold or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, and in the section titled “Risks and Uncertainties” in the Company’s MD&A dated March 23, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the three months ended September 30, 2022, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical information in this document.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

APPENDIX - LOS FILOS MINERAL RESERVE ESTIMATE
Effective Date June 30, 2022

Classification	Mining Method	Tonnes (kt)	Gold Grade (g/t )	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)
Proven	Open Pit	35,154	0.74	837	5.0	5,677
	Underground	299	4.15	40	13.7	132
	Total	35,453	0.77	877	5.1	5,809
Probable	Open Pit	145,476	0.62	2,921	6.3	29,303
	Underground	12,297	3.94	1,556	18.9	7,458
	Total	157,773	0.88	4,477	7.2	36,761
Proven & Probable	Open Pit	180,629	0.65	3,758	6.0	34,980
	Underground	12,597	3.94	1,596	18.7	7,590
	Total	193,226	0.86	5,354	6.9	42,570
Notes: Mineral Reserves have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101. The open pit Mineral Reserve estimate was prepared under the oversight and review of Mr. Eugene Tucker, P.Eng., and the underground Mineral Reserve estimate was prepared under the oversite and review of Mr. Paul Salmenmaki, P.Eng. Mr. Tucker and Mr. Salmenmaki are “Qualified Persons” as defined by NI 43-101. Mineral Reserves are estimated using a long-term gold price of $1,450 per troy oz and a long-term silver price of $18 per troy oz for all mining areas. Mineral Reserves are stated in terms of delivered tonnes and grade before process recovery. Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries. Metal recoveries are variable dependent on metal head grades as outlined in the Technical Report. Open pit dilution is applied at 5% at a zero grade for Au and Ag for Bermejal Open Pit and Guadalupe Open Pit, and 7% at zero grade for Au and Ag for Los Filos Open Pit. Open pit mining recovery is applied at 95% for Bermejal Open Pit and Guadalupe Open Pit, and 93% for Los Filos Open Pit. Heap leach process recovery varies based on rock type. The Qualified Persons responsible for this item of the Technical Report are not aware of any mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the Mineral Reserve estimates. Effective date of Mineral Reserves is June 30, 2022. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Underground Mineral Reserves are reported based on a variable net processing return cut-off value varying between $65.8 and $96.6/t Underground dilution is assigned an average of 10% at a zero grade for gold and silver. Underground mining recovery is set to 97%. Numbers may not sum due to rounding. Additional details regarding the Mineral Reserve estimation, classification, reporting parameters, key assumptions and associated risks for Los Filos are provided in the Feasibility Study. In addition, Mineral Reserves and Mineral Resources may be materially affected by legal, political, environmental and other risks, including the factors identified in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021. See Cautionary Notes.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2022

APPENDIX - LOS FILOS MINERAL RESOURCE ESTIMATE (EXCLUSIVE OF RESERVES)
Effective Date June 30, 2022

Area	Classification	Tonnes (kt	Gold Grade (g/t	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)
Bermejal / Guadalupe Open Pit	Measured	9,898	0.76	243	6.4	2,034
	Indicated	184,152	0.59	3,492	7.6	45,186
	Measured & Indicated	194,050	0.6	3,734	7.6	47,220
	Inferred	44,292	0.55	777	9.8	13,932
Bermejal Underground (below $1,500 pit shell)	Measured	-	-	-	-	-
	Indicated	998	3.97	127	16.3	522
	Measured & Indicated	998	3.97	127	16.3	522
	Inferred	1,501	4.98	241	22.7	1,093
Los Filos Open Pit	Measured	35,327	1.09	1,238	6.4	7,315
	Indicated	90,544	0.79	2,290	6.5	18,857
	Measured & Indicated	125,870	0.87	3,528	6.5	26,172
	Inferred	87,552	0.68	1,914	7.7	21,657
Los Filos Underground	Measured	2,081	4.13	276	22.8	1,527
	Indicated	2,326	3.09	231	25.7	1,920
	Measured & Indicated	4,407	3.58	507	24.3	3,446
	Inferred	2,590	3.67	306	27.5	2,287
Total	Measured	47,306	1.15	1,757	7.2	10,876
	Indicated	278,020	0.69	6,140	7.4	66,485
	Measured & Indicated	325,326	0.75	7,897	7.4	77,360
	Inferred	135,935	0.74	3,237	8.9	38,969
Notes: Mineral Resources are exclusive of Mineral Reserves and have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101. The Mineral Resource estimate was prepared under the oversight and review of Mr. Ali Shahkar, P.Eng., a “Qualified Person” as defined by NI 43-101. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Mineral Resources are reported to a gold price of $1,550/oz and a silver price of $18/oz. Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical run-of-mine for processing requirements. Open pit Mineral Resources are reported to a gold cut-off grade of 0.2 g/t. Open pit Mineral Resources use variable mining costs of $1.27-$1.43/t and variable processing costs of $3.40-$12.81/t. Recovery ranges from 50% to 85% depending on ore treatment method. Underground Mineral Resources use variable mining costs of $57.21-$93.12/t and variable processing costs of $9.53-$11.64/t, and a process recovery of 90%-95%. Underground Mineral Resources are reported to a gold cut-off grade of: Los Filos South Underground 1.71 g/t gold; Los Filos North Underground 2.05 g/t gold; Bermejal underground 2.71 g/t gold. Quantity of material is rounded to the nearest 1,000 tonnes; grades are rounded to two decimal places for gold, one decimal place for silver. Numbers may not sum due to rounding. Additional details regarding the Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for Los Filos are provided in the Feasibility Study. In addition, Mineral Reserves and Mineral Resources may be materially affected by legal, political, environmental and other risks, including the factors identified in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021. See Cautionary Notes.